FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                           REPORT OF FOREIGN ISSUER


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                           For the month of May, 2005

                                 UNILEVER N.V.
                (Translation of registrant's name into English)

     WEENA 455, 3013 AL, P.O. BOX 760, 3000 DK, ROTTERDAM, THE NETHERLANDS
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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Exhibit 99 attached hereto is incorporated herein by reference.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                          UNILEVER N.V.

                                                         /S/ A. BURGMANS
                                                         By  A. BURGMANS
                                                             CHAIRMAN


                                                        /S/ J.A.A. VAN DER BIJL
                                                        By  J.A.A. VAN DER BIJL
                                                            SECRETARY

Date:May 31 2005

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                            EXHIBIT INDEX
                            -------------

EXHIBIT NUMBER              EXHIBIT DESCRIPTION

99 Notification to the Netherlands Authority For the Financial Markets dated 30 May 2005
                            'Transaction in Own Securities'


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Exhibit 99


EXHIBIT 99

Netherlands Authority for the Financial Markets


Form for the disclosure of securities transaction in the own issuing institution

Part I

1.   Name of issuing institution                : Unilever N.V.

2.   Name of person obliged to notify           : Unilever N.V.
                                                : Weena 455
                                                : 3013 AL Rotterdam,
                                                  the Netherlands

Sort of security

3.   Sort of secrity                            : depositary receipts of
                                                  ordinary shares of NLG 1.12

4.   To be filled out if applicable:

        -       Nominal value of the security   : NLG 1.12
        -       Option series                   : not applicable
        -       Exercise date                   : not applicable
        -       Expiration date                 : not applicable


Transaction in the security indicated in questions 3 and 4

5.   Date of the transaction                    : see table

6a.  Number of securities acquired in
     the transaction                            : see table

6b.  Number of securities sold
     in the transaction                         : not applicable

7.   Price of the securities                    : see table

8.   Open/Close (in case of options)            : not applicable

table:

Date: 9 May 2005
Number of securities acquired: 66,003
Average price in EUR: 52.9032

Date: 12 May 2005
Number of securities acquired: 60,000
Average price in EUR:51.9833

Date: 13 May 2005
Number of securities acquired: 90,000
Average price in EUR:51.9364

Date: 16 May 2005
Number of securities acquired: 80,000
Average price in EUR:52.4594

Date: 17 May 2005
Number of securities acquired: 100,000
Average price in EUR:52.609


Part II (Intended solely to enable to the Netherlands Authority for the Financial Markets to verify this notification; this information will not be entered in the register):

- The relation between the person obliged to notify (Unilever N.V) and the issuing institution Unilever N.V.:

1.   An institution which has issued or
     will issue securities within the meaning
     of section 46, subsection 1                : x yes   ( no

2.   Any person who determines or contributes
     to the daily management of the institution : ( yes   x no

3.   Any person who supervises the management
     of the board of directors and the general
     affairs of the company and the entities
     connected with it                          : ( yes   x no

4.   Members of the board of directors and
     supervisory board of legal entities and
     companies which are connected with the
     institution in a group, with the
     exceptions of persons falling with the
     exception of persons falling within the
     categories mentioned under 2 and 3         : ( yes   x no

5.   Persons providing directly or indirectly
     more than 25% of the capital of the
     institution as well as in case the
     notification is done by a legal entity or
     company, the members of the board of
     directors and supervisory board of that
     legal entity or company                    : ( yes   x no

6.   Spouses and relations by blood or
     affinity in the first degree of the
     persons As mentioned in the categories
     2 through 5 above                          : ( yes   x no

7.   Other persons running a joint household
     with the persons as mentioned in the
     categories 2 through 5 above               : ( yes   x no

8.   Relations by blood or affinity of the
     persons mentioned in the categories 2
     through 5 above, which do not have a
     joint household with these persons, in
     case these relations by blood or affinity
     of the persons have more than 5% of the
     shares, or depositary receipts for shares,
     in the capital of the institution at
     their disposal, or will obtain more 5%
     of the shares, or depositary receipts
     for shares, in the capital of the
     institution                                : ( yes   x no

9.   Members of the Works Council,the Group
     Works Council or the Central Works
     Council of the institutions, as described
     in the Works Councils Act                  : ( yes   x no

-    Is the disclosure made through the
     Compliance Officer of the issuing
     institution                                : x yes   ( no

-    If the transaction concerns an employee
     participation plan:

     date of granting of the option             : not applicable



To the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct:


Rotterdam       Date: 30 May 2005


Signature:      ______________________
                J.A.A. van der Bijl
                Company Secretary
                Compliance Officer